UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2010
DEUTSCHE BANK CORPORATION
(Translation of Registrant’s name into English)
DEUTSCHE BANK AKTIENGESELLSCHAFT
Theodor-Heuss-Allee 70
60486 Frankfurt am Main
Germany
(Address of Registrant’s principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 40-F: Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☑

Explanatory Note
SIGNATURES
Exhibit 99.1
Exhibit 99.2
Exhibit 99.3
Exhibit 99.4

Explanatory Note
This Report on Form 6-K contains the following exhibits, and such exhibits are hereby incorporated by reference into Registration Statement No. 333-162195 of Deutsche Bank AG.
Exhibit 99.1: Rights Offering Underwriting Agreement, dated September 12, 2010, between Deutsche Bank Aktiengesellschaft, UBS Limited, Banco Santander S.A., Commerzbank Aktiengesellschaft, HSBC Trinkaus & Burkhardt AG, ING Bank N.V., Merrill Lynch International, Morgan Stanley Bank AG, Societe Generale and the other financial institutions named therein relating to the rights offering and new ordinary shares (also incorporated as Exhibit 1.5(a) to the Registration Statement No. 333-162195 of Deutsche Bank AG).
Exhibit 99.2: Contribution Agreement, dated September 12, 2010, between Deutsche Bank Aktiengesellschaft, UBS Limited, Banco Santander S.A., Commerzbank Aktiengesellschaft, HSBC Trinkaus & Burkhardt AG, ING Bank N.V., Merrill Lynch International, Morgan Stanley Bank AG, Societe Generale and the other financial institutions named therein relating to the rights offering and new ordinary shares (also incorporated as Exhibit 1.5(b) to the Registration Statement No. 333-162195 of Deutsche Bank AG).
Exhibit 99.3: Form of Accession and Amendment Agreement to the Rights Offering Underwriting Agreement, the Agreement Among Managers and the Contribution Agreement between Deutsche Bank Aktiengesellschaft, UBS Limited, Banco Santander S.A., Commerzbank Aktiengesellschaft, HSBC Trinkaus & Burkhardt AG, ING Bank N.V., Merrill Lynch International, Morgan Stanley Bank AG, Societe Generale and the other financial institutions named therein relating to the rights offering and new ordinary shares (also incorporated as Exhibit 1.5(c) to the Registration Statement No. 333-162195 of Deutsche Bank AG).
Exhibit 99.4: English translation of the Articles of Association of Deutsche Bank Aktiengesellschaft (also incorporated as Exhibit 3.1 to the Registration Statement No, 333-162195 of Deutsche Bank AG).
Forward-looking statements contain risks
This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
     By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 16, 2010 on pages 7 through 17 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2010	DEUTSCHE BANK AKTIENGESELLSCHAFT
	By:	/s/ M. Otto
		Name:	Mathias Otto
		Title:	Managing Director Deputy General Counsel Germany, Central and Eastern Europe

	By:	/s/ Andreas Meyer
		Name:	Andreas Meyer
		Title:	Managing Director and Senior Counsel